

07003968

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52806 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRADESCO SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street - 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Paulo Faustino Da Costa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bradesco Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NEW YORK
County of NEW YORK

This instrument was acknowledged before me on 26 day of FEB 2007 by PAULO COSTA

Notary Public's Signature
My commission expires: 15 MAY 2010

Notary Public

Signature

President & CEO
Title

KENNETH A. EDELSTEIN
Notary Public, State of New York
No. 01ED6041732
Qualified in New York County
Commission Expires May 15, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

The Board of Directors
Bradesco Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Bradesco Securities, Inc. (the "Company"), a wholly owned subsidiary of Banco Bradesco S.A., at December 31, 2006, and the results of its operations, the changes in its stockholders' capital and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2007

# Bradesco Securities, Inc.
# Statement of Financial Condition
# December 31, 2006

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 3,066,604 |
| Receivable from clearing organizations | | 313,530 |
| Securities owned, at market value | | 18,908,301 |
| Equipment and leasehold improvements net of accumulated depreciation of $109,902 | | 255,104 |
| Receivable from affiliates | | 115,689 |
| Other assets | | 195,133 |
| Total assets | $ | 22,854,361 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Accounts payable, accrued expenses, and other liabilities | $ | 230,608 |
| Total liabilities | | 230,608 |
| Commitments and contingent liabilities (note 4) | | |
| Stockholder's equity: | | |
| Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares | | 11,000 |
| Additional paid-in capital | | 21,989,000 |
| Accumulated earnings | | 623,753 |
| Total stockholder's equity | | 22,623,753 |
| Total liabilities and stockholder's equity | $ | 22,854,361 |

See accompanying notes to financial statements.

**Bradesco Securities, Inc.**
**Statement of Income**
**December 31, 2006**

| | |
|---|---|
| Revenues: | |
| Interest | $ 1,961,393 |
| Commissions | 213,116 |
| Net depreciation in the fair value of securities owned | (542,522) |
| Other Income | 10,000 |
| Total revenues | 1,641,987 |
| Expenses: | |
| Salaries and benefits | 720,360 |
| Occupancy and equipment | 366,152 |
| Professional fees | 149,811 |
| Floor brokerage and clearing fees | 209,459 |
| Other | 27,048 |
| Total expenses | 1,472,830 |
| Income before income tax | 169,157 |
| Provision for income taxes | 80,126 |
| Net income | $ 89,031 |

See accompanying notes to financial statements.

# Bradesco Securities, Inc.
# Statement of Changes in Stockholder's Equity
# December 31, 2006

| | | Common stock | Additional paid-in capital | Accumulated earnings | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2005 | $ | 11,000 | 21,989,000 | 534,722 | 22,534,722 |
| Net income | | | | 89,031 | 89,031 |
| Balance, December 31, 2006 | $ | 11,000 | 21,989,000 | 623,753 | 22,623,753 |

See accompanying notes to financial statements.

**Bradesco Securities, Inc.**
**Statement of Cash Flows**
**December 31, 2006**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 89,031 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation and amortization | | 38,953 |
| Increase in receivable from affiliates | | (115,689) |
| Increase in receivable from broker-dealers and clearing organizations | | (102,555) |
| Decrease in securities owned | | 492,459 |
| Increase in other assets | | (151,346) |
| Decrease in accounts payable, accrued expenses and other liabilities | | 1,967 |
| Net cash provided by operating activities | | 252,820 |
| Cash flows from investing activities | | |
| Purchase of fixed assets | | (289,761) |
| Net cash used in investing activities | | (289,761) |
| Net decrease in cash and cash equivalents | | (36,941) |
| Cash and cash equivalents at the beginning of year | | 3,103,545 |
| Cash and cash equivalents at the end of year | $ | 3,066,604 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the year for: | | |
| Income taxes | $ | 335,621 |

See accompanying notes to financial statements.

# Bradesco Securities, Inc.
# Notes to the Financial Statements
# December 31, 2006

## 1. Organization

Bradesco Securities Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the National Association of Security Dealers, Inc. The Company's business primarily consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment basis/receipt versus payment) basis.

The accompanying financial statements have been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had operated as an unaffiliated company (see note 3).

## 2. Summary of Significant Accounting Policies

### *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that include cash and deposits held with the affiliates and other financial institutions.

### *Clearing Arrangements*

Pursuant to agreements between the Company and its correspondent clearing broker, the Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis.

### *Securities and Securities Transactions*

Investment securities owned, representing US dollar denominated Euro Bonds, are valued at market value. Changes in appreciation (depreciation) arising from fluctuations in market value are categorized as net appreciation (depreciation) in fair value of investments in the statement of income.

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Receivable from clearing organizations includes certain deposits and amounts receivable from clearing organizations relating to commissions, and are recorded on the statements of financial condition.

*Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

*Equipment and Leasehold Improvements*

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation on equipment is provided for using the straight-line method based on the estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective lease.

*Commissions*

Commission fees are calculated as $0.01 to $0.05 per share per trade and are recorded on a trade – date basis as securities transactions occur.

*Fair Value of Financial Instruments*

Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments,* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statements of financial condition. Virtually all of the Company's financial instruments, are carried at, or approximate, fair value.

## 3. Transactions with Related Parties

During the normal course of business, Banco Bradesco S.A. New York Branch (the Branch), together with affiliated companies, provide and account for a portion of the Company's business activities.

For the year ended December 31, 2006, the Company earned commission income of $85,298, relating to transactions with affiliated companies.

In addition, the Branch incurs expenses on behalf of the Company for certain computer processing and administrative services performed. The Company is then charged for such overhead and other expenses incurred by the Branch. The expenses allocated from the Branch amounted to $36,000 for the year ended December 31, 2006, and is included in occupancy and equipment on the statements of income.

At December 31, 2006, cash and cash equivalents included in the accompanying statement of financial condition consist of deposits and operating accounts with the Branch and amounted to $2,000,548.

## 4. Commitments and Contingent Liabilities

On March 15, 2006 the Company entered into a lease agreement for office space that was expiring on October 30, 2016. Beginning July 1, 2006, the Company was obligated to pay $15,005 each month under the agreement through June 30, 2011, and $16,206 per month thereafter. The Company was entitled to an abatement in the amount of $15,005 per month for the first four consecutive months.

The Branch has issued a letter of credit to the Company's lessor as a security deposit in connection with the lease, for a total of $100,835. The Company in turn has pledged a $111,000 certificate of deposit to the Branch as collateral for the letter of credit.

## 5. Securities Owned

As of December 31, 2006, the Company has investment in Euro Bonds denominated in US dollars of $18,908,301 stated at market value, with maturities from February 1, 2007 to July 2, 2013. These investments are held by the custodian bank Banco Bradesco Grand Cayman. At December 31, 2006, approximately 64% of the securities owned by the Company are invested in Euro Bonds issue by Petróleo Brasileiro S/A - PETROBRAS. The remaining 36% of the securities owned by the Company are invested in Euro Bonds issue by the Federative Republic of Brazil.

## 6. Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements at December 31, 2006 are summarized as follows:

| | | |
|---|---|---|
| Equipment | $ | 273,760 |
| Leasehold improvements | | 91,246 |
| | | 365,006 |
| Less accumulated depreciation and amortization | | (109,902) |
| | $ | 255,104 |

## 7. Employee Benefit Plan

The Company has 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5%, and management has the ability to make discretionary contributions above the matching contribution. However, matching contributions could not exceed defined limits set by the Bank. Expenses attributable to the Plan amounted to $49,532 for the year ended December 31, 2006.

## 8. Income Tax

The Company has net deferred tax assets of $125,712 as of December 31, 2006, mainly due to the temporary difference related to the unrealized loss on securities owned and a capital loss carryforward, which will expire in 2009.

The components of the net deferred tax assets at December 31, 2006 are summarized as below:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Depreciation and amortization | $ | 3,985 |
| Capital loss | | 53,302 |
| Unrealized loss on securities owned | | 68,425 |
| | $ | 125,712 |

A summary of current and deferred income tax provisions for the year ended December 31, 2006 is as follows:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 200,537 |
| State and local | | 123,533 |
| | | 324,070 |
| Deferred: | | |
| Federal | | (151,357) |
| State and local | | (92,587) |
| | | (243,944) |
| | $ | 80,126 |

The reconciliation of the Company's U.S. statutory rate to the Company's effective tax rate for the year ended December 31, 2006 is as follows:

| | |
|---|---|
| Statutory Federal income tax rate | 34.0% |
| State and local income taxes, net of Federal income tax benefits | 13.4 |
| Effective tax rate | 47.4% |

## 9. Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the

Company are performed by clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

**10. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, *shall not* exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3%. At December 31, 2006, the Company had net capital of $1,143,978, which was $1,043,978 in excess of required net capital. Aggregate indebtedness as of December 31, 2006 was $230,608 resulting in a net capital percentage of 20.16%.

END